NOTE 4 - ACQUISITION

On June 19, 2006, the fund acquired substantially all of the assets of Preferred Small Cap Growth Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated February 15, 2006, and approved by the acquired fund’s shareholders on June 9, 2006. The acquisition was accomplished by a tax-free exchange of 882,932 shares of the fund, having a value of $27,936,000, for the 2,907,270 shares of the acquired fund outstanding at the merger date. The net assets of the acquired fund at that date included $812,000 of unrealized appreciation. Upon merger, the net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $6,611,967,000.

The combined Proxy Statement and prospectus is available on the SEC’s website under form 497—Definitive Materials filed on May 26, 2006.